082-03116

RECEIVED
2010 AUG -2 P 2:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

GREAT QUEST
METALS LTD

10016092

SUPPL

July 23, 2010

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 23, 2010. This release was sent to the TSX Venture Exchange, BC Securities Commission and Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

dlw 8/3

GREAT QUEST
METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3
Tel: 604-689-2882
Fax: 604-684-5854
Website: www.greatquest.com
Email: info@greatquest.com

July 23, 2010

Appointment of New Director Signals Focus on Malian Phosphates

VANCOUVER, BC -- Victor Jones, Chairman, is very pleased to announce the appointment of Mr. Ehud Levy, a Phosphates Manufacturing Industry consultant, to the Board of Directors of the Company. Mr. Levy formed his international consulting firm following a thirty-year career in Israel with Bateman Engineering, the international project engineering company serving the mining industry, and Rotem, a component of ICL, one of the world's largest fertilizer and specialty chemical companies. Most recently, at Bateman-Litwin he was Managing Director of the Chemical Technologies Division directing project initiation and new processes for sophisticated applications of phosphates. At Rotem, the Phosphate division of ICL, he was Manager, Research and Development, responsible for fertilizers, phosphoric acid and new business development including project control of new plant design and commissioning, along with market analysis for advanced phosphate products.

"Mr. Levy brings considerable senior executive expertise on the commercial development of phosphate deposits and products to this key project", said Victor Jones, Chairman, "and we are very pleased to expand the team and complement the exploration strengths of the Company". Mr. Levy will also join our recently formed Phosphate Advisory Committee (see release July 8, 2010) along with Jed Diner (P. Geol.), to assist with the commercial development of the phosphate concessions in eastern Mali. The concessions cover some 737 sq km prospective for phosphates, known as *le Phosphate Naturel Tilemsi* (PNT) for the region of Mali where the Tin Hina and Tarkint Est concessions are located. This material, when mined, pulverized and applied to Malian soil, has been shown to significantly increase the yield of various agricultural crops. About 95% of the phosphate rock mined worldwide is used to make fertilizers, a market growing about 3-5% per year.

The Board of Directors has also approved the granting of two options for the purchase of a total of 500,000 common shares of the Company's capital stock, to a Director and a consultant to the Company. The Options are granted for a term of five years pursuant to the Company's Stock Option Plan and are excisable at a price of $0.91 per share, being the closing price of the Company's shares on July 22, 2010. The options are in accordance with the Company's Stock Option Plan and subject to regulatory approval.

Both Mr. Levy, and the Company's internal Qualified Person, Jed Diner, will be contributing to a comprehensive plan for the exploration and commercial development of PNT for direct application as a fertilizer serving West African and other markets. Upon receipt of the permits, a multiphase field program of geological sampling and drilling will commence. Significant existing and planned agricultural and infrastructure investment by foreign entities in Mali indicate a growing focus on that country's agricultural sector.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Victor J E Jones"
Victor J E Jones, Chairman

Great Quest is a Vancouver based exploration company with a focus on Mali, where it holds large concessions prospective for phosphate and several exploration-stage gold projects. The Company is funded this year from the proceeds of sale of its Kenieba gold project in Mali to Avion Gold Corp. and is debt free.

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ   Frankfurt Exchange: GQM

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